Exhibit 99.1

Itaú Unibanco Holding S.A. 2020 Reference Form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2020

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer")
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is relacoes.investidores@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2020, 12/31/2019 and 12/31/2018.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Newspapers from which the Company discloses Information	Official Gazette of the State of São Paulo (DiárioOficial do Estado de São Paulo) and O Estado de São Paulo newspaper.
Website	www.itau.com.br/investor-relations. The information included in the Company's website is not an integral part of this Reference Form.
Last update of this Reference Form	01/24/2022

Historical resubmission
Version	Reasons for resubmission	Date of update
V2	Updated items: 3.3, 10.3, 12.12, 15.7, 17.1 and 17.5.	06/02/2021
V3	Updated items: 4.1 and 12.12	06/10/2021
V4	Updated items: 12.5/6, 12.7/8 and 12.12	06/21/2021
V5	Updated items: 5.6, 10.3, 11, 12.5/6, 12.7/8, 15.7 and 17.5	08/02/2021
V6	Updated items: 10.3, 12.5/6, 12.7/8, 15.7 and 21.3	08/25/2021
V7	Updated items: 10.3 and 15.7	10/08/2021
V8	Updated items: 11.1 and 11.2	11/03/2021
V9	Updated items: 7.2, 10.3, 15.4 and 15.7	11/11/2021
V10	Updated items: 7.2 and 15.4	11/25/2021
V11	Updated items: 7.2, 12.5/6, 12.7/8 and 15.4	12/06/2021
V12	Updated items: 10.3, 15.1/15.2, 15.3, 15.4, 15.7, 15.8, 19.2 and 19.3	01/24/2022

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results
a) Introduction or disposal of operating segments
Disclosure of results by segment
The current business segments of Itaú Unibanco are described below:
✓ Retail Banking: The results of the Retail Banking segment derive from the offers of products and services to retail banking clients, high income clients and to very small and small companies. This segment comprises banking products and services provided to account holders and non-account holders. Products and services offered include: Personal credit, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and capitalization, and acquiring services, among others.
✓ Wholesale Banking: The results of the Wholesale Banking segment derive from: i) Itaú BBA’s operations, the unit responsible for business with large companies and investment banking operations, ii) the results of our foreign units; and iii) products and services offered to middle-market companies, high net worth clients (Private Banking), and institutional clients.
✓ Trading & Institutional: The results of this segment derive from capital surplus, subordinated debt surplus and net balance of tax credits and debits. It also underlines the financial margin with the market, treasury operating costs, and equity in earnings of companies not associated with either of these segments.
b) incorporation, acquisition or disposal of ownership interest
Ideal
On January 12, 2022, we entered into an Agreement for the Investment, Purchase and Sale of Shares and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others (“Sellers”), for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. (“Ideal”).
This purchase will be carried out in two phases over five years. In the first phase, Itaú Unibanco will purchase 50.1% of Ideal’s voting capital, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, then becoming the holder of the company’s control. In the second phase, five years on, Itaú Unibanco will be able to exercise the right to buy the remaining share (49.9%) of Ideal’s capital stock.
This transaction strengthens Itaú Unibanco’s investment ecosystem and will enable (i) particularly, the provision of the talent and expertise of Ideal’s professionals, renowned for their high ability to innovate in this industry, (ii) the offer of financial products and services (“broker as a service”) under a B2B2C model through a white label platform, (iii) the potential expeditious entry of independent investment agents into the market, and (iv) the improved distribution of investment products to individual clients. The management and running of Ideal’s business will remain independent from Itaú Unibanco. Against this backdrop, Ideal will continue to provide services to its clients and Itaú Unibanco will not be its exclusive service provider.
The completion of the transaction is subject to regulatory approvals, including approvals from the Brazilian Antitrust Authority (CADE) and the Central Bank of Brazil.
XP Investimentos S.A.
On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche, we contributed to a capital increase of R$600 million and acquired of XP Investimentos S.A.’s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments. The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion.

In August 2018, we closed the First Tranche and, together with some of the Sellers, entered into a shareholders’ agreement which contains, among others, provisions with respect to our rights as a minority shareholder, including our right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A.
On November 29, 2019, there was a corporate reorganization of XP Investimentos S.A., in which the shareholders of XP Investimentos S.A., including us, exchanged their shares of XP Investimentos S.A., incorporated in Brazil, for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all shareholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to us 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital.
Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by us was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares.
In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock.
Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to then existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle A Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participações) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP lnc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações SA appointed one member of the audit committee.
On November 26, 2020, we announced that the Board of Directors approved the partial spin-off of the investment in XP INC for a new company (XPart S.A.).
In December 2020 XP Inc. held a follow-on on Nasdaq, whereby we sold approximately 4.51% of XP Inc.’s capital. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its share capital.
At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the corporate reorganization was decided in order to segregate the business line related to interest in XP Inc’s capital to the new company named XPart S.A., constituted by a part of the investment owned by us at XP Inc. and cash worth R$10 million.
With the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA) our stockholders became entitled to equity interest in XPart SA in the same number, type and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the Transaction is value creation for our stockholders.
The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized.
XP Inc’s capital stock held by XPart S.A. was 40.52%, totaling R$9,371, as of December 31, 2020.
On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade).

XP Inc. expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger to be resolved at the General Stockholders’ Meetings of XPart and XP Inc.
Right after XPart S.A. had its articles of association registered and obtained with the JUCESP (São Paulo state’s Board of Trade), on August 20, 2021, XP Inc. and XPart announced that their General Stockholders’
Meetings to resolve the merger of XPart into XP Inc. were called to be held on October, 1 2021.
The merger was approved by XPart’s stockholders and XP’s stockholders, at their respective Merger Shareholders’ Meetings, and, for that reason, shares issued by Itaú Unibanco and Itaú Unibanco American
Depositary Receipts – ADRs, which were being traded with the right to receive securities issued by XPart up to the closing of the trading session of October 1, 2021, entitled (a) the controlling stockholders of the Company—IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of Itaú Unibanco’s
American Depositary Receipts (ADRs), to receive Class A shares issued by XP, and (b) the remaining
XPart’s stockholders to receive Level I sponsored Brazilian Depositary Receipts (BDRs) backed by Class A shares issued by XP.As for Itaú Unibanco’s ADRs, the Bank of New York, the depositary bank for these securities, suspended the issuance and cancellation of Itaú Unibanco’s ADRs from the closing of the trading session of September 28, 2021 to the opening of the trading session of October 6, 2021, to enable the delivery operation of the Class A shares issued by XP to the holders of Itaú Unibanco’s ADRs, due to the merger approval. During this period, holders of ADRs issued by Itaú Unibanco could not receive shares issued by Itaú Unibanco underlying the ADRs, and holders of preferred shares issued by Itaú Unibanco could not deposit their shares to receive ADRs. However, closing of the issuance and cancellation books did not impact the trading of Itaú Unibanco’s ADRs, which continued to be carried out normally during this period.
Further information on the exercise of the right of dissent and appraisal in connection with the shares issued by XPart, due to the merger of XPart into XP, is available in its General Stockholders’ Meeting Manual. This right is not extended to the holders of Itaú Unibanco’s ADRs.
Lastly, in accordance with the purchase and sale agreement signed in 2017, in 2022 we will purchase an additional stake of approximately 11.38% of XP Inc.’s capital stock, considering the number of shares in XP Inc. as of December 31, 2020. This future acquisition has already been approved by the Central Bank of Brazil.
The management and conduct of business of all companies within XP group, including XP Inc., remains independent, segregated and autonomous, preserving the same principles and values that are currently in force. XP Controle’s partners will maintain control of the XP group, and the current directors, officers and executives of XP Investimentos S.A. and other subsidiaries will remain at the forefront of their respective businesses, in order to ensure that XP Investimentos S.A. will continue to act as an open and independent platform, offering a diversified range of proprietary and third party products to its clients, competing freely with other brokers and capital market distributors, including those controlled by us, without any restrictions or barriers.
ZUP
On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, and Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida, Flavio Henrique Zago, among others
(“Sellers”), for the acquisition of 100% of the voting share capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (“Zup”) for R$575 million, and such amount is subject to contractual adjustments.
Such acquisition will be implemented in three tranches over four years. In the first tranche, which closing occurred in March 31, 2020, Itaú acquired 52.96% of the total voting share capital of Zup (in fully diluted basis)for approximately R$293 million and will control the company. On the third year after the completion of the operation, Itaú will acquire an additional 19.6% stake, and on the fourth year Itaú will acquire the remaining stockholders’ interest, holding, therefore, 100% of the voting share capital by 2024.
This acquisition is linked to our digital transformation process. ZUP is a benchmark company in digital transformation, which has boosted our development of our IT systems. The operation and management of business affairs of Zup will continue to be totally independent and self-governing in relation to Itaú, preserving its current principles and values.

IRB
Initial Public Offering of IRB In July 2017, IRB-Brasil Resseguros S.A. (IRB) made an initial public offering of its common shares, which consisted of a public offering at a price of R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, or Rule 144A, under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of the initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e
Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing
3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling block shareholders pursuant to the company’s shareholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00.
In accordance with Article 24 of CVM Normative Rule No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing up to 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock.
On July 10, 2019, the IRB conducted a secondary public offering of its common shares. With the sale of the entire participation held by the União and BB Seguros in IRB except in the case of the União, by Golden Share, the previously existing control block of the Company was dissolved, and its share capital was pulverized.
c) Unusual events or operations
In addition to the items underlined in item 10.3 b hereof, we highlight the following unusual events:
In 2020:
(i) decrease in goodwill impairment and intangible assets of Itaú Corpbanca in the amount of R$(1,452) million, net of tax effects and interest of non-controlling stockholders; (ii) donations made for the Todos pela Saúde (All for Health) program in the total amount of R$(1,047) million; (iii) the mark-to-market effect of securities pledged as collateral of R$(1,031) million; (iv) the adjustment to market value of IRB shares in the amount of R$379 million; and (v) the provision for restructuring in the amount of R$(220) million, mainly related to closing branches, returning administrative buildings, among others.
In 2019:
(i) Revaluation of inventory of deferred tax assets, including the annual revaluation of balances, and the effects of Constitutional Amendment No. 103/2019 on Social Contribution on Net Income (CSLL) rate, which increased from 15%to 20%, in conformity with the provisions of item I, paragraph 1 of Article1 of Supplementary Law No. 105 of January 10, 2001, totaling R$2,024, and (ii) the effect of the Voluntary Severance Program, with the adherence of approximately 3,500 employees, the net effect of which was R$1,431. This severance program is aimed to:(i) provide the opportunity of a secure and voluntary career transition for employees interested in leaving the bank, benefiting employees who meet certain established prerequisites, and (ii) adjust our structures to the market reality.
In 2018:
there were no material unusual events.

15.1/15.2 – STOCKHOLDING POSITION
Updated on 01.18.2022—update according to announcement to the market of 01.20.2022

BASE-DATE 01.18/20.22
Itaú Unibanco Holding S.A	EO	%	EP	%	Total	%
IUPAR—Itaú Unibanco Participações S.A.	2.564.084.404	51,713	—	—	2.564.084.404	26,153
Brazilian
CNPJ 04.676.564/0001-08
Itaúsa S.A.	1.943.906.577	39,205	169.323	0,003	1.944.075.900	19,829
Brazilian
CNPJ 61.532.644/0001-15
BlackRock, INC	—	—	349.925.097	7,221	349.925.097	3,569
American
Dodge & Cox	—	—	242.768.249	5,010	242.768.249	2,476
American
GQG Partners LLC	—	—	253.506/105	5,231	253.506.105_	_2,586
American
Treasury Sahres	—	—	24.244.725	0,500	24.444.725	0,247
Others
	450.299.378	9,082	3.975.231.490	82,035	425.530.868	45,140
Total	4.958.290.359	100,000	4.845.844.989	100,000	9.804.135.348	100,000
BASE DATE 02.27.2009
IUPAR—Itaú Unibanco Part. S.A.	EO	%	EP	%	Total	%
Itaúsa S.A.
	355.227.092	50,000	350.942.273	100,000	706.169.365	66,532
Brazilian
CNPJ 61.532.644/0001-15
Cia. E. Johnston de Participações	355.227.092	50,000	—	—	355.227.092	33,468
Brazilian

CNPJ 04.679.283/0001-09

Total	710.454.184	100,000	350.942.273	100,000	1.061.349.457	100,000
BASE DATE 04.29.2016
Cia. E. Johnston de Part.	EO	%	EP	%	Total	%
Fernando Roberto Moreira Salles
	1.380	25,000	2.760	25,000	4.140	25,000
Brazilian
CPF 002.938.068-53
João Moreira Salles
	1.380	25,000	2.760	25,000	4.140	25,000
Brazilian
CPF 667.197.397-00
Pedro Moreira Salles
	1.380	25,000	2.760	25,000	4.140	25,000
Brazilian
CPF 551.222.567-72
Walther Moreira Salles Júnior
	1.380	25,000	2.760	25,000	4.140	25,000
Brazilian
CPF 406.935.467-00
Total	5.520	100,000	11.040	100,000	16.560	100,000
BASE DATE 12.31.2020
Itaúsa S.A._	EO	%	EP	%	Total	%
ESA Company	18.171.526		—		18.171.526
		0,629		—		0,216
Brazilian
CNPJ 52.117.397/0001-08
Fundação Itaú Para a Educação e Cultura
	337.678.958	11,685	41.473.312	0,751	379.152.270	4,508

Brazilian
CNPJ 59.573.030/0001-30
Fundação Antonio e Helena Zerrenner
Instituição Nacional de Beneficência	444.274.541	15,374	85.567.917	1,550	529.842.458	6,300
Brazilian
CNPJ 60.480.480/0001-67
O. E. Setubal S.A.
	6	0,001	8	0,001	14	0,001
Brazilian
CNPJ 61.074.456/0001-90
Rudric ITH Participações Ltda.
	240.993.675	8,339	190.245.391	3,446	431.239.066	5,127
Brazilian
CNPJ 67.569.061/0001-45
Alfredo Egydio Arruda Villela Filho
	369.066.868	12,771	217.685.478	3,943	586.752.346	6,976
Brazilian
CPF 066.530.838-88
Ana Lúcia de Mattos Barreto Villela
	369.066.842	12,771	203.190.684	3,680	572.257.526	6,804
Brazilian
CPF 066.530.828-06
Ricardo Villela Marino
	65.450.929	2,265	48.508.236	0,879	113.959.165	1,355
Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino
	65.505.763	2,267	48.597.738	0,880	114.103.501	1,357
Nacionalidade: Brasileira
CPF 271.943.018-81
Paulo Setubal Neto
	31.536	0,001	25.358.988	0,459	25.390.524	0,302
Brazilian
CPF 638.097.888-72
Carolina Marinho Lutz Setubal
	39.264.821	1,359	5.066.819	0,092	44.331.640	0,527

Brazilian
CPF 077.540.228-18
Julia Guidon Setubal Winandy
	39.264.821	1,359	5.066.819	0,092	44.331.640	0,527
Brazilian
CPF 336.694.358-08
Paulo Egydio Setubal
	39.264.821	1,359	5.066.819	0,092	44.331.640	0,527
Brazilian
CPF 336.694.318-10
Maria Alice Setubal
	—	—	45.806.071	0,830	45.806.071	0,545
Brazilian
CPF 570.405.408-00
Fernando Setubal Souza e Silva
	21.353.639	0,739	446.433	0,008	21.800.072	0,259
Brazilian
CPF 311.798.878-59
Guilherme Setubal Souza e Silva
	21.353.746	0,739	36.442	0,001	21.390.188	0,254
Brazilian
CPF 269.253.728-92
Tide Setubal Souza e Silva Nogueira
	21.354.077	0,739	1.057.615	0,019	22.411.692	0,266
Brazilian
CPF 296.682.978-81
Olavo Egydio Setubal Júnior
	44.069.150	1,525	42.103.822	0,763	86.172.972	1,025
Brazilian
CPF 006.447.048-29
Bruno Rizzo Setubal
	20.076.187	0,695	18.997	0,001	20.095.184	0,239
Brazilian
CPF 299.133.368-56
Camila Setubal Lenz Cesar
	20.076.188	0,695	21.190	0,001	20.097.378	0,239

Brazilian
CPF 350.572.098-41
Luiza Rizzo Setubal Kairalla
	20.076.191	0,695	27.938	0,001	20.104.129	0,239
Brazilian
CPF 323.461.948-40
Roberto Egydio Setubal
	53.887.595	1,865	38.943.142	0,702	92.830.737	1,104
Brazilian
CPF 007.738.228-52
Mariana Lucas Setubal
	25.002.081	0,865	210	0,001	25.002.291	0,297
Brazilian
CPF 227.809.998-10
Paula Lucas Setubal
	25.002.081	0,865	210	0,001	25.002.291	0,297
Brazilian
CPF 295.243.528-69
José Luiz Egydio Setubal
	90.181.495	3,121	39.322.170	0,712	129.503.665	1,540
Brazilian
CPF 011.785.508-18
Beatriz de Mattos Setubal
	4.395.600	0,152	288.441	0,005	4.684.041	0,056
Brazilian
CPF 316.394.318-70
Gabriel de Mattos Setubal
	4.395.600	0,152	288.441	0,005	4.684.041	0,056
Brazilian
CPF 348.338.808-73
Olavo Egydio Mutarelli Setubal
	4.395.600	0,152	288.441	0,005	4.684.041	0,056
Brazilian
CPF 394.635.348-73
Alfredo Egydio Setubal
	103.411.186	3,578	41.090.884	0,744	144.502.070	1,718

Brazilian
CPF 014.414.218-07
Alfredo Egydio Nugent Setubal
	2.081	0,001	210	0,001	2.291	0,001
Brazilian
CPF 407.919.708-09
Marina Nugent Setubal
	2.081	0,001	210	0,001	2.291	0,001
Brazilian
CPF 384.422.518-80
Ricardo Egydio Setubal
	103.363.825	3,577	42.183.172	0,764	145.546.997	1,730
Brazilian
CPF 033.033.518-99
Marcelo Ribeiro do Valle Setubal
	2.113	0,001	52.875	0,001	54.988	0,001
Brazilian
CPF 230.936.378-21
Rodrigo Ribeiro do Valle Setubal
	2.113	0,001	38.911	0,001	41.024	0,001
Brazilian
CPF 230.936.298-02
Patricia Ribeiro do Valle Setubal
	2.113	0,001	52.875	0,001	54.988	0,001
Brazilian
CPF 230.936.328-62
BlackRock, INC (07.02.2017)
	—	—	229.620.576	4,159	229.620.576	2,730
Brazilian
Treasury	—	—	—	—	—	—
Others	1279.397.921	9,661	4.163.459.675	75,409	4.442.857.596	52,819
TOTAL	2.889.837.770	100,000	5.520.977.160	100,000	8.410.814.930	100,000

	6	0,001		6 0,001
Brazilian
CNPJ 61.074.456/0001-90
Rudric ITH Participações Ltda.
	240.993.675	13,312	240.993.675	13,312
Brazilian
CNPJ 67.569.061/0001-45
Alfredo Egydio Arruda Villela Filho
	369.066.868	20,387	369.066.868	20,387
Brazilian
CPF 066.530.838-88
Ana Lúcia de Mattos Barreto Villela
	369.066.842	20,382	369.066.842	20,382
Brazilian
CPF 066.530.828-06
Ricardo Villela Marino
	65.450.929	3,615	65.450.929	3,615
Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino
	65.505.763	3,618	65.505.763	3,618
Brazilian
CPF 271.943.018-81
Paulo Setubal Neto
	31.536	0,002	31.536	0,002
Brazilian
CPF 638.097.888-72
Carolina Marinho Lutz Setubal
	39.264.821	2,169	39.264.821	2,169
Brazilian
CPF 077.540.228-18

Julia Guidon Setubal Winandy
	39.264.821	2,169	39.264.821	2,169
Brazilian
CPF 336.694.358-08
Paulo Egydio Setubal
	39.264.821	2,169	39.264.821	2,169
Brazilian
CPF 336.694.318-10
Fernando Setubal Souza e Silva
	21.353.639	1,180	21.353.639	1,180
Brazilian
CPF 311.798.878-59
Guilherme Setubal Souza e Silva
	21.353.746	1,180	21.353.746	1,180
Brazilian
CPF 269.253.728-92
Tide Setubal Souza e Silva Nogueira
	21.354.077	1,180	21.354.077	1,180
Brazilian
CPF 296.682.978-81
Olavo Egydio Setubal Júnior
	44.069.150	2,434	44.069.150	2,434
Brazilian
CPF 006.447.048-29
Bruno Rizzo Setubal
	20.076.187	1,109	20.076.187	1,109
Brazilian
CPF 299.133.368-56
Camila Setubal Lenz Cesar
	20.076.188	1,109	20.076.188	1,109
Brazilian
CPF 350.572.098-41
Luiza Rizzo Setubal Kairalla
	20.076.191	1,109	20.076.191	1,109
Brazilian
CPF 323.461.948-40

Roberto Egydio Setubal
	53.887.595	2,977	53.887.595	2,977
Brazilian
CPF 007.738.228-52
Mariana Lucas Setubal
	25.002.081	1,381	25.002.081	1,381
Brazilian
CPF 227.809.998-10
Paula Lucas Setubal
	25.002.081	1,381	25.002.081	1,381
Brazilian
CPF 295.243.528-69
José Luiz Egydio Setubal
	90.181.495	4,982	90.181.495	4,982
Brazilian
CPF 011.785.508-18
Beatriz de Mattos Setubal
	4.395.600	0,243	4.395.600	0,243
Brazilian
CPF 316.394.318-70
Gabriel de Mattos Setubal
	4.395.600	0,243	4.395.600	0,243
Brazilian
CPF 348.338.808-73
Olavo Egydio Mutarelli Setubal
	4.395.600	0,243	4.395.600	0,243
Brazilian
CPF 394.635.348-73
Alfredo Egydio Setubal
	103.411.186	5,712	103.411.186	5,712
Brazilian
CPF 014.414.218-07
Alfredo Egydio Nugent Setubal
	2.081	0,001	2.081	0,001
Brazilian
CPF 407.919.708-09

Marina Nugent Setubal
	2.081	0,001	2.081	0,001
Brazilian
CPF 384.422.518-80
Ricardo Egydio Setubal
	103.363.825	5,710	103.363.825	5,710
Brazilian
CPF 033.033.518-99
Marcelo Ribeiro do Valle Setubal
	2.113	0,001	2.113	0,001
Brazilian
CPF 230.936.378-21
Patricia Ribeiro do Valle Setubal
	2.113	0,001	2.113	0,001
Nacionalidade: Brasileira
CPF 230.936.328-62
Rodrigo Ribeiro do Valle Setubal
	2.113	0,001	2.113	0,001
Brazilian
CPF 230.936.298-02
TOTAL	1.810.314.824	100,000	1.810.314.824	100,000
BASE DATE 04.30.2013
O.E. Setubal S.A.	EO	%	Total	%
Paulo Setubal Neto
	100.000	14,285	100.000	14,285
Brazilian
CPF 638.097.888-72
Maria Alice Setubal
	100.000	14,285	100.000	14,285
Brazilian
CPF 570.405.408-00
Olavo Egydio Setubal Júnior
	100.000	14,285	100.000	14,285

Brazilian
CPF 006.447.048-29
Roberto Egydio Setubal
	100.000	14,285	100.000	14,285
Brazilian
CPF 007.738.228-52
José Luiz Egydio Setubal
	100.000	14,285	100.000	14,285
Brazilian
CPF 011.785.508-18
Alfredo Egydio Setubal
	100.000	14,285	100.000	14,285
Brazilian
CPF 014.414.218-07
Ricardo Egydio Setubal
	100.000	14,285	100.000	14,285
Brazilian
CPF 033.033.518-99
TOTAL	700.000	100,000	700.000	100,000
BASE DATE 12.31.2020
Rudric ITH Participacões Ltda.	EO	%	Total	%
Ricardo Villela Marino
	1.067.930.532	50,000	1.067.930.532	50,000
Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino
	1.067.930.532	50,000	1.067.930.532	50,000
Brazilian
CPF 271.943.018-81
TOTAL	2.135.861.064	100,000	2.135.861.064	100,000

15.3 – Distribution of Capital

Date of last general stockholders’ meeting / Date of last update	05/07/2021
Number of stockholders – individuals (units)	491-554
Number of stockholders – companies (units)	11,554
Number of institutional investors (units)	1,222

Outstanding shares
Outstanding shares correspond to the Issuer’s total shares, except for those held by the parent company, the people related to the latter, the Issuer’s management members, and treasury shares.

Number of common shares (units)	385,294,966	7.770722%
Number of common shares (units)	4,781,077,143	98.663435%
Total	5,166,372,109	52.695846%

15.4. Please insert a flowchart of the issuer's stockholders and the economic group in which the issuer is included, identifying:

a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% of a class or type of shares



Família Moreira Salles
Família Egydio de Souza Aranha (1)
Free Float (1) (*)
100.00% Total
63.27% common shares
18.21% preferred shares
33.69% Total
36.73% common shares
81.79% preferred shares
66.31% Total
Cia. E . Johnston de Participações
Itaúsa S.A.
50.00% common shares
100.00% preferred shares
66.53% Total
IUPAR - Itaú Unibanco Participações
50.00 % common shares
33.47% Total
39.21% common shares
19.83% Total
Free Float (*)
51.71% common shares
26.15% Total
Itaú Unibanco Holding S.A.
7.77% common shares
98.66% preferred shares
52.70% Total
(2)
(3)
26.30% Total
100.00% Total
99.99% common shares
100.00% preferred shares
99.99%Total
100.00% common shares
100,00% preferred shares
100.00%Total
Itaú CorpBanca S.A.
Banco Itaú Uruguay S.A.
Banco Itaú BBA S.A.
Itaú Consultoria de Valores Mobiliários e Participações S.A.
100.00% Total
100.00% Total
100.00% common shares
100.00% preferred shares
100.00%Total
99.99% common shares
100.00% preferred shares
99.99%Total
99.99% common shares
100.00% preferred shares
99.99%Total
OCA S.A.
Bicsa Holdings, Ltd.
Itaú Unibanco S.A.
0.01% common shares
0.00% preferred shares
0.01%Total
Itaú Corretora de Valores S.A.
0.01% common shares
0.00% preferred shares
0.01%Total
Banco Itaucard S.A.

(1) Date: 03.31.2021.
(2) Date: 01.18.2022.
The percentages do not include treasury shares.
(*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders.

(3) Date: 11.30.2021.
Direct subsidiaries

a)Direct and indirect controlling stockholders

Direct controlling stockholders
Itaúsa—Investimentos Itaú S.A.
IUPAR- Itaú Unibanco Participações S.A.
Indirect controlling stockholders

Alfredo Egydio Arruda Villlela Filho Alfredo Egydio Nugent Setubal Alfredo Egydio Setubal Ana Lúcia de Mattos Barretto Villela Beatriz de Mattos Setubalda Fonseca Bruno Rizzo Setubal Camila Setubal Lenz Cesar Carolina Marinho Lutz Setubal Cia. E.Jonhston de Participações Companhia ESA
Fernando Roberto Moreira Salles Fernando Setubal Souza e Silva Gabriel de Mattos Setubal Guilherme Setubal Souza e Silva João Moreira Salles Jose Luiz Egydio Setubal Julia Guidon Setubal Winandy Luiza Rizzo Setubal Kairalla Marcelo Ribeiro do Valle Setubal Maria Alice Setubal Maria de Lourdes Egydio Villela Mariana Lucas Setubal Marina Nugent 5etubal O.E. 5etubalS.A. Olavo Egydio Setubal Junior Olavo Egydio Mutarelli Setubal Patricia Ribeiro do Valle Setubal Paula Lucas Setubal Paulo Egydio Setubal Paulo Setubal Neto Pedro Moreira Salles Ricardo Egydio Setubal Ricardo Villela Marino Roberto Egydio Setubal Rodolfo Villela Marino Rodrigo Ribeiro do Valle Setubal Rudric I TH S.A. Tide Setubal Souza e Silva Nogueira Walther Moreira Salles Junior

b)	Subsidiary and affiliated companies
c)	Issuer’s ownership interest in the group companies
d)	Group companies’ ownership interest in the issuer
e)	Companies under common control

	Interest in voting capital (%)	Interest in capital (%)	Subsidiary or affiliated company
In Brazuk
Itaú Unibanco S.A.	100,00	100,00	Subsidiary
Banco Itaú BBA S.A.	99,99	99,99	Subsidiary
Banco Itaucard S.A.	99,99	99,99	Subsidiary
Itaú Consultoria de Valores Mobiliários e Participações S.A.	100,00	100,00	Subsidiary
Itaú Corretora de Valores S. A.	99,99	99,99	Subsidiary
Itaú Seguros S.A.	0,00	0,00	Subsidiary
ITB Holding Brasil Participações Ltda.	0,00	0,00	Subsidiary
			Subsidiary
Abroad
Itaú Corpbanca	26,30	26,30	Subsidiary
Banco Itaú Uruguay S.A.	100,00	100,00	Subsidiary
Bicsa Holdings, Ltd.	100,00	100,00	Subsidiary
OCA S.A.	100,00	100,00	Subsidiary
Topaz Holding Ltd.	100,00	100,00	Subsidiary
	0,00	0,00	Subsidiary

15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating when the issuer or any of its subsidiaries or affiliates is involved:

a)	event;
b)	main business conditions;
c)	companies involved;
d)

effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members;

e)	corporate structure before and after the transaction;
f)	mechanisms adopted to ensure equitable treatment among stockholders

For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$772.6 million, which accounts for 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$154,525 million on December 31, 2020).
2022
Ideal Holding Financeira S.A.
Event
Acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. (“Ideal”).
Main business conditions
On January 12, 2022, we entered into an Agreement for the Investment, Purchase and Sale of Shares and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others (“Sellers”), for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. (“Ideal”).
This purchase will be carried out in two phases over five years. In the first phase, Itaú Unibanco will purchase 50.1% of Ideal’s voting capital, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, then becoming the holder of the company’s control. In the second phase, five years on, Itaú Unibanco will be able to exercise the right to buy the remaining share (49.9%) of Ideal’s capital stock.
This transaction strengthens Itaú Unibanco’s investment ecosystem and will enable (i) particularly, the provision of the talent and expertise of Ideal’s professionals, renowned for their high ability to innovate in this industry, (ii) the offer of financial products and services (“broker as a service”) under a B2B2C model through a white label platform, (iii) the potential expeditious entry of independent investment agents into the market, and (iv) the improved distribution of investment products to individual clients. The management and running of Ideal’s business will remain independent from Itaú Unibanco. Against this backdrop, Ideal will continue to provide services to its clients and Itaú Unibanco will not be its exclusive service provider.
The completion of the transaction is subject to regulatory approvals, including approvals from the Brazilian Antitrust Authority (CADE) and the Central Bank of Brazil.
Companies involved
Itaú Unibanco Holding S.A., KV Ideal, LLC, IT Infrastructure Holdings B.V., Optiver Europe Investments B.V., JC Ideal SPV LLC, XTX Investments Uk Limited, Ideal Holding Financeira S.A., Ideal Corretora de Títulos e Valores Mobiliários S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members
There will not be any change in the Issuer’s corporate structure.

Corporate structure before and after the transaction
There will not be any change in the Issuer’s corporate structure.
Mechanisms adopted to ensure the equitable treatment among stockholders
Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders.
2020
XP Inc.
Event
Acquisition of shareholding in XP Inc., a company incorporated in the Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. (“XP Investimentos”), which, in turn, consolidates all investments of XP Group (“XP Group”), including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Corretora”).
Main business conditions
On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of total capital stock (corresponding to 30.06% of common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche
(“First Tranche”), we contributed to a capital increase of R$600 million and acquired shares issued by XP
Investimentos S.A. held by Sellers for R$5.7 billion, with such amounts subject to contractual adjustments. The value attributed to 100% of total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion.
In August 2018, we closed the First Tranche and Itaú Unibanco S.A., together with some of the Sellers, entered into a shareholder agreement which contains, among others, provisions with respect to Itaú
Unibanco S.A.’s rights as a minority shareholder of XP Investimentos S.A., including its right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A.
On November 29, 2019, there was a corporate restructuring of XP Investimentos S.A., where the stockholders of XP Investimentos S.A., including Itaú Unibanco, exchanged all their shares in XP Investimentos S.A., a company incorporated in Brazil, for Class A common shares and Class B common shares in XP Inc., a company incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all stockholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to Itaú Unibanco 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of total capital of XP Inc. and 30.06% of its voting capital. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by Itaú Unibanco was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares.
In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock.
Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to then existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle A Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participações) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP lnc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações SA appointed one member of the audit committee.On November 26, 2020, we announced that our Board of

Directors had approved the partial spin-off of the investment in XP lnc. to be transferred to a new company (XPart S.A.).
In December 2020, XP Inc. carried out a public stock offer (follow-on) on Nasdaq, through which we sold approximately 4.51% of capital in XP Inc. In that same offer, XP Inc. issued new shares, which resulted in the dilution of our interest to 41% of its capital stock.
The Extraordinary General Stockholders’ Meeting (ESM) held on January 31, 2021 resolved on the corporate restructuring aimed at segregating the business line related to the interest in XP lnc’s capital to a new company named XPart S.A., constituted by a part of the investment owned by us at XP Inc. and cash worth R$10 million.
With the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA) our stockholders became entitled to equity interest in XPart SA in the same number, type and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the Transaction is value creation for our stockholders.
The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized.
XP Inc’s capital held by XPart S.A. was40.52%, totaling R$9,371, as of December 31, 2020.
On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade).
XP Inc. expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger to be resolved at the General Stockholders’ Meetings of XP Inc, and XPart.
Right after XPart S.A. had its articles of association registered and obtained with the JUCESP(São Paulo state’s Board of Trade), on August 20, 2021, XP Inc. and XPart announced that their General Stockholders’ Meetings to resolve the merger of XPart into XP Inc. were called to be held on October, 1 2021.
The merger was approved by XPart’s stockholders and XP’s stockholders, at their respective Merger Shareholders’ Meetings, and, for that reason, shares issued by Itaú Unibanco and Itaú Unibanco American Depositary Receipts – ADRs, which were being traded with the right to receive securities issued by XPart up to the closing of the trading session of October 1, 2021, entitled (a) the controlling stockholders of the Company—IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of Itaú Unibanco’s
American Depositary Receipts (ADRs), to receive Class A shares issued by XP, and (b) the remaining XPart’s stockholders to receive Level I sponsored Brazilian Depositary Receipts (BDRs) backed by Class A shares issued by XP. As for Itaú Unibanco’s ADRs, the Bank of New York, the depositary bank for these securities, suspended the issuance and cancellation of Itaú Unibanco’s ADRs from the closing of the trading session of September 28, 2021 to the opening of the trading session of October 6, 2021, to enable the delivery operation of the Class A shares issued by XP to the holders of Itaú Unibanco’s ADRs, due to the merger approval. During this period, holders of ADRs issued by Itaú Unibanco could not receive shares issued by Itaú Unibanco underlying the ADRs, and holders of preferred shares issued by Itaú Unibanco could not deposit their shares to receive ADRs. However, closing of the issuance and cancellation books did not impact the trading of Itaú Unibanco’s ADRs, which continued to be carried out normally during this period.
Further information on the exercise of the right of dissent and appraisal in connection with the shares issued by XPart, due to the merger of XPart into XP, is available in its General Stockholders’ Meeting Manual. This right is not extended to the holders of Itaú Unibanco’s ADRs.
Lastly, in accordance with the purchase and sale agreement signed in 2017, in 2022 we will purchase an additional stake of approximately 11.38% of XP Inc.’s capital stock, considering the number of shares in XP
Inc. as of December 31, 2020. This future acquisition has already been approved by the Central Bank of Brazil.

The management and conduct of business of all companies of the XP group, including XP Inc., will remain independent, segregated and autonomous, preserving the same principles and values in force before the First Tranche. XP Controle’s partners will keep on controlling the XP group, and current directors, officers and executives of XP Investimentos S.A. and other subsidiaries will remain at the forefront of their respective business, in order to ensure that XP Investimentos S.A. continue to operate as an open and independent platform, offering a diversified range of proprietary and third party products to its clients, competing freely with other capital market brokers and distributors, including those controlled by Itaú Unibanco conglomerate, without any restrictions or barriers.
Companies involved
ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (successor of G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A., and XPart S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members
There will not be any change in the Issuer’s corporate structure.
Corporate structure before and after the transaction
There will not be any change in the Issuer’s corporate structure.
Mechanisms adopted to ensure the equitable treatment among stockholders
Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders.

15.8. Other significant information
Additional information on items 15.1/15.2
a) Regarding the stockholding position of stockholder BlackRock, Inc. (“BlackRock”), the
Company informs that on March 3, 2011 it received the information, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by the Company.
Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock’s stockholding position, which represents 7.221% preferred shares and 3.569% of BlackRock’s total capital.
Statement of Changes in Blackrock’s Stockholding Position

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
03/30/2011	Opening balance at 03.30.2011, as provided by Blackrock (*)	159,335,737		15,335,737
11/01/2011	Stock split/reverse split according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04/19/2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	159,933,570	175,269,270
06/11/2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07/31/2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817
10/21/2016	10% Bonus Share (ASM of 09.14.2016)	212,075,817	21,207,581	233,283,398
11/26/2018	Stock split according to notice of 11.01.2018 (ASM of 07.27.2018	233,283,398	116,641,699	349,925,097

(*) Ownership interest at base date 08.19.2010 provided by the Stockholder on March 30, 2011
b) Regarding the stockholding position of stockholder Dodge & Cox, the Company informs that on May 7, 2021, it received the information, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, Dodge & Cox acquired 242,768,249 preferred shares issued by the Company.
Considering the corporate event mentioned above, we present below the changes in the
Dodge & Cox’s stockholding position, which represents 5.010% preferred shares and 2.476% of Dodge & Cox’s total capital.
Statement of Changes in Dodge & Cox’s Stockholding Position

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
05/07/2021	Opening balance at 05.04.2021, as provided by Dodge & Cox (**)	242,768,249		242,768,249

(**) Ownership interest at base date 05.04.2021 provided by the Stockholder on May 7, 2021
c) Regarding the stockholding position of stockholder GQG Partners LLC, the Company informs that on January 18, 2022, it received the information, as provided for in Article 12 of CVM Resolution No. 44/2021, that GQG Partners LLC acquired 253,506,105 preferred shares issued by the Company.
Considering the corporate event mentioned above, we present below the changes in the GQG Partners LLC’s stockholding position, which represents 5.231% preferred shares and
2.586% of GQG Partners LLC’s total capital.
Statement of Changes in GQG Partners LLC’s Stockholding Position

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
01/18/2022	Opening balance at 01.18.2022, as provided by GQG Partners LLC (***)	253,506,105		253,506,105

(***) Ownership interest at base date 01.18.2022 provided by the Stockholder on January 18, 2022
d) On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common bookentry shares of its own issue and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program approved by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, 3,305,526,906 of which are common and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders’ Meeting.
Additional information on item 15.3
The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the base date of May 7, 2021.
The number of outstanding shares stated in item 15.3 hereof refers to the base date of January 18, 2022.

19.2—In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate:
On 02/22/2018, we resolved on the cancellation of 14,424,206 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 10/31/2018, BACEN approved the resolution taken by the Extraordinary Stockholders’ General Meeting held on 07/27/2018, related to the stock split. The position of 11/19/2018 was used as the base date for this event, with the shares being included in the stockholding position on 11/26/2018, we made available a line informing the event. The Annual General Stockholders’ Meeting took place on 04/24/2019, we made available a line informing the event. This event was approved by BACEN on 05/31/2019. The Annual General Stockholders’ Meeting was held on 04/28/2020, we made available a line informing the event.    This event was approved by BACEN on 07/02/2020. The Extraordinary General Stockholders’ Meeting took place on 01/31/2021, we made available a line informing the event. The Annual General Stockholders’ Meeting and the Extraordinary General Stockholder’s Meeting was held on 04/27/2021, we made available a line informing the event. On 05/07/2021, the item 15.1/2—Shareholding Position was updated and, as a result, we made available a line with the movement of securities held in treasury on the base date 05/07/2021. On 01/18/2022, the item 15.1/2—Shareholding Position was updated and, as a result, we made available a line with the movement of securities held in treasury on the base date 12/31/2021 and 01/18/2022.

a.	opening number;
b.	acquired number;
c.	weighted average purchase price;
d.	number sold;
e.	weighted average sale price;
f.	number cancelled;
g.	closing number;
h.	percentage in relation to outstanding securities of the same class and type.

01/18/2022
Changes	Number (Units)	Common shares Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	—		0,0%
Acquisition	—
Disposal	—
Cancellation	—
Closing balance	—		0,0%
Changes	Number (Units)	Preferred shares Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	24.244.725		0,5%
Acquisition (*)	—
Disposal	—
Cancellation	—
Stock split	—
Closing balance	24.244.725		0,5%

(*) Repurchase amounts include settlement, brokerage and trading fees

12/31/2021
Changes	Number (Units)	Common shares Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	—		0,0%
Acquisition	—
Disposal	—
Cancellation	—
Closing balance	—		0,0%
Changes	Number (Units)	Preferred shares Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	24.257.039		0,5%
Acquisition (*)	—
Disposal	(12.314)	R$ 21.76
Cancellation	—
Stock split	—
Closing balance	24.244.725		0,5%

(*) Repurchase amounts include settlement, brokerage and trading fees

05/07/2021
Changes	Number (Units)	Common shares Weighted average price (R$)		% in relation to outstanding securities of the same class and type
Opening balance	—			0,0%
Acquisition	—
Disposal	—
Cancellation	—
Closing balance	—			0,0%
Changes	Number (Units)	Preferred shares Weighted average price (R$)		% in relation to outstanding securities of the same class and type
Opening balance	24.475.909			0,5%
Acquisition (*)	—
Disposal	(218.870)	R$	21,76
Cancellation	—
Stock split	—
Closing balance	24.257.039			0,5%

(*) Repurchase amounts include settlement, brokerage and trading fees

04/27/2021
Changes	Number (Units)	Common shares Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	—		0,0%
Acquisition	—
Disposal	—
Cancellation	—
Closing balance	—		0,0%
Changes	Number (Units)	Preferred shares Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	41.266.306		0,9%
Acquisition (*)	—
Disposal	(16.790.397)	R$21,76
Cancellation	—
Stock split	—
Closing balance	24.475.909		0,5%

(*) Repurchase amounts include settlement, brokerage and trading fees

01/31/2021
Changes	Number (Units)	Common sharesWeighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	—		0,0%
Acquisition	—
Disposal	—
Cancellation	—
Closing balance	—		0,0%
Changes	Number (Units)	Preferred shares Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	41.678.452		0,9%
Acquisition (*)	—
Disposal	(412.146)	R$21,76
Cancellation	—
Stock split	—
Closing balance	41.266.306		0,9%

(*) Repurchase amounts include settlement, brokerage and trading fees

12/31/2020
Changes	Number (Units)	Common shares Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	—		0,0%
Acquisition	—
Disposal	—
Cancellation	—
Closing balance	—		0,0%
Changes	Number (Units)	Preferred shares Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	58.533.585		1,2%
Acquisition (*)	—
Disposal	(16.855.133)	R$21,76
Cancellation	—
Stock split	—
Closing balance	41.678.452		0,9%

(*) Repurchase amounts include settlement, brokerage and trading fees

12/31/2019
Changes	Number (Units)	Common shares Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	—		0,0%
Acquisition	—
Disposal	—
Cancellation	—
Closing balance	—		0,0%
Changes	Number (Units)	Preferred shares Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	83.614.426		1,8%
Acquisition (*)	—
Disposal	(25.080.841)	R$21,76
Cancellation	—
Stock split	—
Closing balance	58.533.585		1,2%

(*) Repurchase amounts include settlement, brokerage and trading fees
19.3. Supply other information that the issuer may deem relevant
Not applicable.